REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund and Shareholders of
United Association S&P 500 Index Fund:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from October 31, 2004 (the date of our last examination), through May 31, 2005:

- Confirmation of all securities located in the vault of National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-  Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 30 security purchases and 30 security sales or maturities since the last examination from the books and records of the Fund to broker confirmations and/or subsequent cash statements received from National City Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment

Company Act of 1940 as of May 31, 2005 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
September 8, 2005

   MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

 We, as members of management of the United Association S&P 500 Index Fund (one of the Funds constituting the Advisors' Inner Circle Fund, hereafter referred to as the "Trust") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from October 31, 2004 through May 31, 2005.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from October 31, 2004 through May 31, 2005, with respect to securities reflected in the investment account of the Trust.


By:        /s/ James F. Volk
           ------------------------------------------------------
           James F. Volk, PRESIDENT

           The Advisors' Inner Circle Fund
           ------------------------------------------------------

           10/14/05
           ------------------------------------------------------
           Date


By:        /s/ Michael Lawson
           ------------------------------------------------------
           Michael Lawson, CONTROLLER AND CHIEF FINANCIAL
           OFFICER

           Advisors' Inner Circle Fund
           ------------------------------------------------------

           10/14/05
           ------------------------------------------------------
           Date


By:        /s/ Gary Cantrell
           ------------------------------------------------------
           Gary Cantrell, VICE PRESIDENT

           National City Bank
           ------------------------------------------------------

           9/23/05
           ------------------------------------------------------
           Date



  FUND NAME                                                              STATE                     REGISTRATION         FILE NUMBER



  United Association S & P 500 Index Fund
                                                                         ALASKA                    ANNUAL                 60044418
                                                                         ALABAMA                   ANNUAL
                                                                         CONNECTICUT               ANNUAL                  1023481
                                                                         KANSAS                    ANNUAL               2003S0000867
                                                                         KENTUCKY                  ANNUAL                 600110541
                                                                         LOUISIANA                 ANNUAL                  100843
                                                                         MISSOURI                  ANNUAL                0002-13700
                                                                         NEW JERSEY                ANNUAL                 BEM-2290
                                                                         NEVADA                    ANNUAL
                                                                         NEW YORK                  OTHER                  S30-34-25
                                                                         OHIO                      OTHER                    46876
                                                                         OREGON                    ANNUAL                 2003-452
  United Association S & P 500 Index Fund - Class I
                                                                         DISTRICT OF COLUMB        ANNUAL                 60018399
                                                                         IOWA                      ANNUAL                  I-55228
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL                SM20030507
                                                                         MICHIGAN                  ANNUAL                  939758
                                                                         NEBRASKA                  ANNUAL                   62033
                                                                         OKLAHOMA                  ANNUAL                SE-2103201
                                                                         TENNESSEE                 ANNUAL                 RM04-3558
                                                                         WASHINGTON                GOOD UNTIL SOLD        60036890
                                                                         WISCONSIN                 ANNUAL                  454553
  United Association S & P 500 Index Fund - Class II
                                                                         DISTRICT OF COLUMB        ANNUAL                 60018540
                                                                         IOWA                      ANNUAL                  I-55326
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL                SM20030621
                                                                         MICHIGAN                  ANNUAL                  939759
                                                                         NEBRASKA                  ANNUAL                   59410
                                                                         TENNESSEE                 ANNUAL                 RM04-3558
                                                                         TEXAS                     GOOD UNTIL SOLD         C 71399
                                                                         WASHINGTON                GOOD UNTIL SOLD        60038210
                                                                         WISCONSIN                 ANNUAL                  455368
                                                                         WEST VIRGINIA             GOOD UNTIL SOLD        MF 47300